15047343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3/6/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12680

SEC MAIL PROCESSING RECEIVED FEB 27 2015 WASH., DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BCG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Haddonfield Road, Suite 210
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Paglione — (856) 393-1919 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

5 Vaughn Drive	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/9/15

BCG Securities, Inc

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Stockholders' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert Paglione, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BCG Securities, Inc. at December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn
to before me

Notary Public

SYLVIA M. KING
Commission # 2370045
Notary Public, State of New Jersey
My Commission Expires
February 21, 2018

BCG Securities, Inc.
Table of Contents
December 31, 2014

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, NJ 08540-6313
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado.

Report of Independent Registered Public Accounting Firm

To the Board of Directors,
BCG Securities, Inc.

We have audited the accompanying statement of financial condition of BCG Securities, Inc., as of December 31, 2014. This financial statement is the responsibility of BCG Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2015

BCG Securities, Inc.

Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 1,161,023
Due from clearing broker	25,000
Commissions receivable	804,380
Due from related parties	105,499
Other receivables	38,443
Prepaid expenses	46,975
Total assets	$ 2,181,320
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 713,082
Accrued expenses	104,255
Total liabilities	817,337
Stockholders' equity:	
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500
Additional paid-in capital	77,200
Retained earnings	1,526,183
	1,630,883
Less: 92,000 shares of treasury stock at cost	(266,900)
Total stockholders' equity	1,363,983
Total liabilities and stockholders' equity	$ 2,181,320

The accompanying notes are an integral part of this statement of financial condition.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

Nature of Business Operations
BCG Securities, Inc. (the "Company") was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company brokers securities transactions for investment mutual funds, for customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies and individuals located in the Northeast United States.

Commissions Receivable
Commissions receivable represents amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2014.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Cash and cash equivalents, consists of cash and highly liquid instruments with an original maturity of three months or less when purchased.

Business Concentrations
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe the Company is exposed to any significant credit risk on its cash balances.

Income Taxes
The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the personal income tax returns of the stockholders.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

2. Clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $25,000.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

3. Related Party Transactions

The Company has entered into an agreement with its affiliated company that provides for an allocation of shared expenses. At December 31, 2014 the Company had a net receivable of $105,499. The Parent is the lessor of the equipment and office space utilized by the Company.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $981,284, which was $926,795 in excess of its required net capital of $54,489. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .83 to 1.

5. Concentration of Credit Risk

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2014, the Company had no significant concentration of credit risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Employee Benefit Plan

The Company participates in a multi-employer 401(k) deferred contribution plan that provides benefits to all employees who have elected to participate. The plan provides for a match at the employer's discretion. The allocated amount charged to operations and contributed to the plan in 2014 was $34,166.